Mail Stop 7010

      November 17, 2005



Mr. James B. Flaws
Vice Chairman and Chief Financial Officer
Corning, Incorporated
One Riverfront Plaza
Corning, New York 14831

	RE: 	Form 10-K for the Fiscal Year ended December 31, 2004
Forms 10-Q for the Fiscal Quarters ended March 31, 2005, June 30,
2005 and September 30, 2005
                    	File No. 1-3247


Dear Mr. Flaws:

		We have reviewed your response letter dated November 4, 2005 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the year ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation
2. We have reviewed your response to prior comment 4. You disclose that the sole purpose of all three variable interest entities is to lease transportation equipment to you and that you are the primary beneficiary for only one of these three entities. Please also disclose how you determined you were not the primary beneficiary for the two entities that are not consolidated.

Foreign Currency Translation and Transactions
3. We have reviewed your response to prior comment 5. It is not clear what significant changes in economic facts and circumstances led you to determine it was appropriate to change the functional currency of your Taiwanese subsidiary from the New Taiwan Dollar to the Japanese Yen.  Given that it appears your primary basis for the
change in functional currency is due to the currency in which capital
expenditures are denominated and product sales are priced and transacted, please tell us the currency in which capital expenditures were denominated and sales of products were priced and transacted during the nine months ended September 30, 2005 and each of the two years ended December 31, 2004. If capital expenditures and sales transactions were denominated in multiple currencies, please tell us the estimated dollar amount and percentage for each of these currencies. Please also provide us with a detailed explanation as to why you believe it is appropriate to use the Japanese Yen as the
functional currency with reference to Appendix A of SFAS 52.   If
multiple currencies are used for any of the indicators provided in Appendix A, please tell us the estimated dollar amount and percentage for each of these currencies.





Form 10-Q for the quarter ended September 30, 2005

General
4. Please address the comments above in your interim filings as well.

Item 4 - Controls and Procedures
5. You disclosed an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.



*    *    *    *



      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.



          						Sincerely,



								Rufus Decker
								Branch Chief
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James B. Flaws
Corning Incorporated
November 17, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE